Management’s Discussion and Analysis
For the three months and year ended December 31, 2024 and 2023
(all figures are presented in thousands of United States Dollars, unless otherwise stated)

Page	Section
4	Introduction and Business Overview
5	Highlights | Key Performance Indicators
6	Q4 2024 Highlights
7	2025 Outlook Guidance
8	Development Projects
10	Operating Performance | Segovia
13	Operating Performance | Marmato Upper Mine
14	Review of Financial Results
18	Selected Annual Information and Summary of Quarterly Results
19	Financial Condition, Liquidity and Capital Resources
21	Off-balance Sheet Arrangements
23	Non-GAAP Financial Measures
31	Accounting Matters & Risks and Uncertainties
33	Technical Information
34	Cautionary Note Regarding Forward-looking Statements

Management's Discussion and Analysis Three and twelve months ended December 31, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Introduction
The following management’s discussion and analysis (MD&A) of the results of operations and financial condition for Aris Mining Corporation (Aris Mining or the Company), is prepared as of March 12, 2025 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2024 and 2023, and the related notes (the annual financial statements), which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are available on Aris Mining’s website at www.aris-mining.com, under the Company’s profile on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission (the SEC) at www.sec.gov.
Additional information regarding Aris Mining, including its Annual Information Form (the AIF) for the year ended December 31, 2024 and dated March 12, 2025, as well as other information filed with the Canadian securities regulatory authorities, is also available under the Company’s SEDAR+ profile and in its filings with the SEC. Readers are encouraged to read the Cautionary Note Regarding Forward-looking Information section of this MD&A. The financial information in this MD&A is derived from the annual financial statements prepared in accordance with IFRS. Reference should also be made to the Non-GAAP Measures section of this MD&A for information about Non-GAAP measures referred to in this MD&A. All tabular figures contained herein are expressed in thousands of United States dollars (USD), except as otherwise stated.
Aris Mining is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3.
Business Overview
Founded in September 2022, Aris Mining was established with a vision of building a leading Latin America focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining is listed on the NYSE-A (ARMN) and the TSX (ARIS) and is led by an experienced management team and Board with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.
Aris Mining operates two underground gold mines in Colombia, which is rich in high-grade deposits: the Segovia Operations and the Marmato Upper Mine, which together produced 210,955 ounces of gold in 2024. With expansions underway at both the Segovia Operations and Marmato, Aris Mining is targeting an annual production rate of approximately 500,000 ounces of gold following the ramp up of the Segovia mill expansion, which is expected during the second half of 2025, and Marmato, which is expected to ramp up starting in H2 2026. In addition, Aris Mining operates the 51% owned joint venture for the Soto Norte Project (PSN) in Colombia, where studies are underway on a new, smaller scale development plan, with results expected in mid-2025. In Guyana, Aris Mining owns the Toroparu gold/copper project, further diversifying its asset portfolio.
Further, Aris Mining is actively pursuing partnerships with Colombia's small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry.
Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.
Additional information is available at www.aris-mining.com, www.sedarplus.ca, and www.sec.gov.
                                                Page | 4

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Highlights | Key Performance Indicators

	Three months ended,				Year ended,
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2024	December 31, 2023
Financial Information
Gold revenue ($’000)	148,381	131,577	114,170	105,190	499,318	433,987
Income from mining operations ($’000)	54,129	37,982	29,838	25,313	147,262	140,807
EBITDA ($’000)[1]	66,602	27,764	30,791	22,386	147,543	112,143
Adjusted EBITDA ($’000)[1]	55,575	43,039	36,079	28,413	163,106	159,382

Net earnings (loss) ($’000)[2]	21,687	(2,074)	5,713	(744)	24,582	11,419
Adjusted net earnings ($'000)[1]	24,659	13,092	12,739	5,361	55,851	52,224

Net earnings (loss) per share – basic ($)[2]	0.13	(0.01)	0.04	(0.01)	0.16	0.08
Adjusted net earnings per share – basic ($)[1]	0.14	0.08	0.08	0.04	0.35	0.38

Sustaining capital	6,357	6,361	7,006	7,320	27,044	30,842
Growth and expansion capital	50,765	45,066	42,448	30,108	168,387	115,026

Operational Information
Gold sold (ounces)	56,334	53,769	49,469	51,044	210,616	224,509
Gold produced (ounces)	57,364	53,608	49,216	50,767	210,955	226,151
Average realized gold price ($ per oz sold)	2,634	2,447	2,308	2,061	2,371	1,933
Market Gold Price per LBMA ($ per oz)	2,663	2,474	2,338	2,070	2,386	1,941

Segovia Operations Results
Gold Produced (ounces)	51,477	47,493	43,705	44,908	187,583	202,940
Gold sold (ounces)	50,409	48,059	43,366	45,288	187,122	201,652
Total Segovia Operations AISC ($ per oz sold)[1]	1,485	1,540	1,571	1,434	1,507	1,173
AISC Margin - Total ($'000)[1]	58,298	44,064	32,174	28,467	163,003	151,600
AISC Sales Margin - CMPs (%)[4]	39%	34%	34%	36%	36%	33%

Balance sheet, as at					December 31, 2024	December 31, 2023
Cash and cash equivalents					252,535	194,622
Total debt[3]					493,840	372,248
Debt, net					241,305	177,626
Equity attributable to owners of the Company					798,571	624,655

1.Total cash costs per ounce, AISC ($ per oz sold), adjusted net earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA, AISC margin, sustaining capital and Growth and expansion capital, and the constituting components thereof, are Non-GAAP financial measures and Non-GAAP ratios in this document. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the Non-GAAP Measures section for a full reconciliation of total cash costs per ounce, AISC ($ per oz sold), adjusted net earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Financial Statements and refer to the Operations Review - Segovia Operations section for full details on AISC margin.
2.Net earnings represents net earnings attributable to the shareholders of the Company.
3.The face value of long-term debt as of December 31, 2024 is shown as the principle amount of Senior Notes outstanding and the total number of Gold Notes outstanding at their par value.
4.As of the fourth quarter of 2024, the Company changed the methodology on how costs are allocated between the different business units of the Segovia Operations, specifically on the determination of total cash cost and AISC. Information disclosed for comparative periods have been appropriately restated.

                                                Page | 5

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Q4 2024 Operational Highlights
Production & Cost Performance:
•Highest Quarterly Gold Production for 2024: As announced on January 15, 2025, the Company achieved its highest quarterly gold production in 2024, totaling 57,364 ounces for Q4 2024 - a 7% increase over Q3 2024. This included 51,477 ounces produced at Segovia and 5,887 ounces from the Marmato Upper Mine. The strong performance in Q4 2024 was driven by average gold grades processed at Segovia of 9.84 g/t, which compares to 9.41 g/t for full-year 2024 and 10.42 g/t for full-year 2023.
•Disciplined Cost Management: Cost efficiencies at the Segovia Operations resulted in Owner Mining AISC per ounce improving to $1,386 in Q4 2024, down from $1,451 in Q3 and $1,616 per ounce in Q2 2024. Total Segovia AISC also improved to $1,485 per ounce in Q4 2024, down from $1,540 per ounce in Q3 2024.
•Strong AISC Margin Growth: Higher gold prices, increased production, and effective cost control, led to a 32% increase in AISC margin at Segovia reaching $58.3 million in Q4 2024 compared to $44.1 million in Q3 2024.
Growth Projects:
•Segovia Expansion on Track: Phase 1 of the expansion to 3,000 tpd was completed in October 2024, with the newly expanded receiving area for our Contract Mining Partners (CMPs) fully commissioned and handed over to operations. The new facility began processing material in October 2024. Phase 2 includes the installation of a second ball mill and commissioning is scheduled for Q2 2025. Segovia is expected to produce 210,000 to 250,000 ounces in 2025 and targeting a gold production rate in the range of 300,000 ounces per year from 2026 onwards.
•Enhancing Marmato: During Q4 2024, the Company received its first milestone payment of $40.0 million from Wheaton Precious Metals International (WPMI) after reaching the "25% construction spend" threshold during Q3 2024. In Q4 2024, construction spending on the Lower Mine was $19.0 million, bringing the total for the year ended December 31, 2024, to $71.1 million. In Q1 2025, the Company initiated engineering assessments to expand the capacity of the new Lower Mine carbon-in-pulp (CIP) processing facility currently under construction. The upgraded 5,000 tpd design will incorporate the major components of the former 4,000 tpd design while integrating higher-capacity components and additional equipment. The updated cost to complete construction is $290 million, inclusive of the scope change which requires acceleration of certain project components into the initial capital phase. The Company also plans to expand our Contract Mining Partner (CMP) business model, increasing the feed to the existing Upper Mine flotation processing facility. Marmato's production is expected to start ramping up in H2 2026, potentially increasing annual gold production to over 200,000 ounces.
Q4 2024 Financial Highlights
•Income from mining operations increased 43% to $54.1 million in Q4 2024, up from $38.0 million in Q3 2024. This growth was primarily due to a 13% increase in gold revenue, resulting from both higher production and higher realized gold prices, which averaged $2,634 in Q4 2024, up 7.6% from the prior quarter.
•Net earnings for Q4 2024 were $21.7 million, compared to a net loss of $2.1 million in Q3 2024. This was primarily due to an increase in Income from mining operations as well as a gain of $6.6 million on financial instruments recognized in Q4 2024, compared to a $12.8 million loss on financial instruments in Q3 2024. This was partially offset by an $11.5 million loss on redemption of the Senior Notes 2026 in Q4 2024.
•Adjusted net earnings Q4 2024, normalized for non-cash and non-recurring items, were $24.7 million or $0.14 per share in Q4 2024, compared to $13.1 million or $0.08 per share in Q3 2024.
•Adjusted EBITDA was $55.6 million in Q4 2024, a 29% increase compared to $43.0 million in Q3 2024, reflecting the increase in adjusted net earnings.
•Cash and cash equivalents position of $252.5 million at the end of the quarter, up from $194.6 million as at December 31, 2023. During Q4 2024, the Company successfully completed a $450 million offering of 8.000% Senior Notes due 2029 ("Senior Notes 2029"). A portion of the net proceeds from the offering was used to redeem the $300 million 6.875% Senior Notes issued in 2021. This strategic refinancing extends the maturity of the Company's long-term debt to October 31, 2029, while also strengthening cash reserves to support ongoing expansions at both Segovia and Marmato.
                                                Page | 6

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
2025 Outlook Guidance
As announced on January 15, 2025, Aris Mining expects consolidated gold production of between 230,000 and 275,000 ounces, with in-progress expansion projects expected to contribute to production growth in 2025 and beyond. In 2025, the Segovia Operations are projected to produce between 210,000 and 250,000 ounces of gold, with approximately 50% to 55% produced from Owner Mining, and 45% to 50% acquired from mill-feed purchased from CMPs. AISC per ounce sold from Owner Mining is expected to range between $1,450 and $1,600, and CMP operations are expected to achieve an AISC sales margin of 35% to 40%.

Segovia Operations	2024 Guidance	2024 Actual	2025 Guidance[2]
Gold production (oz)	185,000 to 195,000	187,583	210,000 to 250,000
Cash cost (US$/oz) – Combined Owner & CMP	$1,125 to $1,225	1,228
AISC[1] (US$/oz) – Combined Owner & CMP	$1,400 to $1,500	1,507
Cash cost[1] (US$/oz) – Owner Mining		1,121	$1,050 to $1,150
AISC[1] (US$/oz) – Owner Mining		1,486	$1,450 to $1,600
AISC[1] sales margin (%) – CMP operations		36%	35% to 40%
1.Refer to the Non-GAAP Measures section for a full reconciliation of sustaining capital, cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Annual Financial Statements.
2. 2025 Guidance reflects a realized gold price assumption of $2,600 and a foreign currency COP:USD 4,200.

With a total of 187,122 ounces sold in 2024, the Segovia Operations generated an AISC margin of $163.0 million, including $83.9 million from Owner Mining and $79.1 million from CMP operations. With 2025 gold production expected to range between 210,000 and 250,000 ounces, the Company anticipates a significant increase in AISC margin in the coming year.
2025 cash cost and AISC guidance are provided separately for Owner Mining and CMP operations, given their different primary cost drivers. Owner Mining costs are primarily driven by conventional mining expenditures such as labour, consumables (including explosives and fuel), and power. In contrast, CMP costs are mainly determined by the cost of purchasing mill feed, which depends on material volume, recoverable gold grade, and the prevailing spot price of gold. Given the current rise in gold prices, forecasting the cost of CMP operations is more challenging, making this distinction important. As a result, we believe the performance of CMP operations is best measured on a sales margin basis to provide a clearer representation of its financial performance and contribution to the Company's overall results.
The Marmato Upper Mine is an historic narrow vein operation with a 1,000 tonnes per day (tpd) processing facility that produced 23,372 ounces in 2024 and a similar production level is expected for 2025, while construction of the Marmato Lower Mine to access wider porphyry mineralization continues. Aris Mining will resume providing AISC guidance for the Marmato Mine when the Lower Mine achieves commercial production.

Marmato Upper Mine	2024 Guidance	2024 Actual	2025 Guidance
Gold production (oz)	20,000 to 25,000	23,372	20,000 to 25,000

                                                Page | 7

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Development Projects
Marmato Lower Mine
The Marmato Lower Mine project, initiated in 2023, is designed to access the broader porphyry mineralization beneath the Upper Mine.
In Q1 2025, the Company initiated engineering assessments to expand the capacity of the CIP processing facility currently under construction. The upgraded 5,000 tpd design is planned to use the major components of the current 4,000 tpd design while integrating select higher-capacity components and additional equipment to achieve the increased capacity. Key enhancements include the installation of a secondary crushing circuit and an extra leach tank to support the increased throughput. The increased capacity requires the acceleration of certain project components into the initial capital phase, such as the backfill plant, rather than the previous plan where they were funded over time during operations.
Further, as part of our Marmato growth strategy, the Company also plans to expand our CMP business model, increasing the feed and average grade to our existing Upper Mine flotation processing facility. Marmato’s production is expected to ramp up in H2 2026, potentially increasing annual gold production to over 200,000 ounces.
The estimated cost to complete construction, including the 25% throughput increase to 5,000 tpd, is $290 million. As at the end of February 2025, the Company has spent $75 million on construction of the Lower Mine. Combined with the estimated cost to complete, the total cost of construction of the enhanced Lower Mine is $365 million, which compares to the previous estimate of $280 million. The majority of the initial capital cost increase of $85 million is a result of the acceleration of certain project components and the decision to internally fund the construction of the $20 million grid power line, rather than use a third party provider.
Aris Mining's construction funding amount is reduced to $208 million, after the remaining stream funding of $82 million. During Q4 2024, the Company received a $40.0 million milestone payment under its precious metals purchase agreement (PMPA) with WPMI. This payment was triggered when the Marmato Lower Mine project achieved the “25% construction spend” threshold in Q3 2024. Additional payments of $40.0 million and $42.0 million are expected at the 50% and 75% construction spend milestones, respectively.
Capital expenditures for the Lower Mine in Q4 2024 included $13.9 million for the process plant and $5.1 million for underground mining and non-process infrastructure. This brings the total for the year ended December 31, 2024 to $71.4 million. Meanwhile, construction continues to progress in 2025; 1) Access roads to the Lower Marmato process facility and accommodation camp are now 100% complete; 2) Decline development is underway with 200 metres completed to the end of February 2025; 3) Process plant foundation earthworks 12% ahead of schedule as of the end of February 2025.
Soto Norte Project
The Soto Norte Project is located in a historic mining district of Colombia and is at the permitting stage of an underground gold project. The Company has a 51% joint venture interest in the project, and as the project operator, is working on studies for a new, smaller scale development plan relative to the previous owner’s permitting submissions.
During the pre-licensing period, the Company will fund certain operating costs in full, while non-operating and project construction expenses will be shared based on pro-rata ownership.
As highlighted in our March 5, 2025 press release, the Colombian Ministry of Environment has completed the public consultation process initiated in November 2024 in respect of the resolution establishing a Temporary Reserve Area (TRA) in the Santurbán region of the Santander Department, where the Soto Norte Project is located. Effective from March 4, 2025, this resolution allows the Ministry of Environment to evaluate water resources in the area and temporarily suspend the issuance of environmental licenses for two years. This resolution does not affect the Company’s Segovia Operations, Marmato Upper Mine or the Lower Mine, all of which are licensed and located outside the designated study area. The Soto Norte Project remains several years away from development and is planned to commence following the completion of the ongoing expansions of the Segovia and Marmato Mines.
                                                Page | 8

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Aris Mining is continuing to advance environmental and technical studies of the Soto Norte Project, which will result in a pre-feasibility study that incorporates several optimizations including (i) a reduced environmental impact, (ii) building a smaller processing plant with a longer operating life, (iii) adopting a flexible mining method to target higher-grade ore earlier in the mine life, and (iv) optimal water usage. The results of the new pre-feasibility study are expected in mid-2025.
The Company intends to present a fully redesigned project to Colombian regulators upon completion of the ongoing studies and remains confident that their development plan will meet both Colombian and international environmental standards. Additionally, the Company continues to advance other strategic priorities for PSN, with continued progress on environmental, permitting, and community engagement initiatives.
Toroparu Project
The Toroparu project in Guyana is 100% owned by the Company and is an exploration stage open pit gold project located close to other gold operations and development projects including G Mining Ventures’ Oko West project and Zijin’s Aurora operations. For the year ended December 31, 2024, total capital expenditure for Toroparu was $7.7 million.

                                                Page | 9

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Operating Performance | Segovia Operations
The Segovia Operations are 100% owned by the Company and are located in a historic mining district of Colombia and comprise four underground mines, a 2,000 tpd processing facility that produces doré, and a 200 tpd polymetallic processing plant that recovers lead and zinc concentrates from the process tailings. Approximately half of the operation’s production is sourced from mill feed purchased from CMPs sourced from within and outside of the Company’s mining titles.

	Three months ended,				Year ended,
Operating Information	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2024	December 31, 2023
Tonnes processed (t)	167,649	166,868	155,912	154,425	644,854	633,603
Tonnes per day (tpd)	1,949	1,940	1,834	1,817	1,885	1,864
Average gold grade processed (g/t)	9.84	9.23	9.14	9.42	9.41	10.42
Recoveries (%)	96.6%	95.9%	96.0%	95.6%	96.0%	95.5%
Gold produced (ounces)	51,477	47,493	43,705	44,908	187,583	202,940
Gold sold (ounces)	50,409	48,059	43,366	45,288	187,122	201,652
Financial Information
Gold revenue ($'000s)	133,159	118,075	100,302	93,389	444,925	389,987
Average realized gold price ($/ounce sold)	$2,642	$2,457	$2,313	$2,062	$2,378	$1,934

Mining costs	35,453	33,552	33,105	32,294	134,404	106,398
Third Party material purchases	12,853	13,601	12,749	6,823	46,026	38,973
Processing costs	6,879	6,985	6,536	5,961	26,361	22,233
Administration and security costs	11,656	7,796	8,120	9,461	37,033	26,448
Change in finished goods & stockpile inventory	(4,070)	1,130	(1,306)	402	(3,844)	6,098
By-product and concentrate revenue	(2,308)	(2,665)	(2,862)	(2,318)	(10,153)	(13,081)
Total cash costs[1]	60,463	60,399	56,342	52,623	229,827	187,069
Cash cost per ounce sold[1]	1,199	1,257	1,299	1,162	1,228	928

Royalties	4,342	3,506	3,078	3,008	13,934	12,784
Social contributions	4,063	4,294	2,120	2,289	12,766	9,573
Sustaining capital	5,426	5,423	6,224	6,496	23,569	25,136
Lease payments on sustaining capital	567	389	364	506	1,826	2,073
All-in sustaining costs[1]	74,861	74,011	68,128	64,922	281,922	236,636
All-in sustaining cost per ounce sold[1]	1,485	1,540	1,571	1,434	1,507	1,173

AISC Margin[1]	58,298	44,064	32,174	28,467	163,003	151,600
1.Refer to the Non-GAAP Measures section for a full reconciliation of sustaining capital, cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Financial Statements.

Production
Q4 2024 compared to Q3 2024
Gold production increased by 8% in Q4 2024 to 51,477 ounces, up from 47,493 ounces in Q3 2024, as a result of higher throughput and higher processed grades. The average grade processed in Q4 2024 was 9.84 g/t compared to 9.23 g/t in Q3 2024 as the Company transitioned into higher grade zones.
2024 compared to 2023
Gold production for the year ended December 31, 2024 was 187,583 ounces, down 8% from 202,940 ounces in 2023. Despite a slight increase in throughput, production decreased primarily due to lower average grades of 9.41 g/t compared to 10.42 g/t in 2023. The lower average grade in 2024 was primarily due lower grade zones mined in the second and third quarters of the year, as the Company transitioned into higher grade zones in Q4 2024 which is expected to continue into 2025. Production in the first half of 2024 was also temporarily impacted by unplanned maintenance at the processing plant, while operational efficiency improved in the second half of the year.
                                                Page | 10

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Gold Revenue
Q4 2024 compared to Q3 2024
Gold revenue increased by 13% in Q4 2024 to $133.2 million from $118.1 million in Q3 2024. This increase was the result of a higher average realized gold price of $2,642 per ounce, compared to $2,457 per ounce in Q3 from the continued strength in market gold price. Higher gold sales volume of 50,409 ounces in Q4 2024, versus 48,059 ounces in Q3 2024, was due to increased tonnes and higher grades processed and contributed to the increase in revenue.
2024 compared to 2023
The Segovia Operations generated gold revenue of $444.9 million for the full year ended December 31, 2024, representing a 14% increase from $390.0 million over the same period in 2023. This growth was driven primarily by a 23% increase in the average realized gold price to $2,378 per ounce, up from $1,934 per ounce in 2023. This was partially offset by a 7% decrease in ounces sold, attributable to lower production volumes for the year.
Segovia - Owner Mining and CMPs

		Three months ended,			Year ended,
Operating Information	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2024	December 31, 2023

Owner Mining
Gold produced (ounces)	28,745	21,634	20,340	22,257	92,976	107,940
Gold sold (ounces)	28,149	22,952	20,183	22,445	93,729	109,915
Cash cost ($ per oz sold)	1,042	1,081	1,222	1,191	1,121	760
AISC ($ per oz sold)	1,386	1,451	1,616	1,553	1,486	1,076
AISC margin ($'000)	35,340	23,093	14,075	11,423	83,931	92,586

CMPs
Gold produced (ounces)	22,732	25,859	23,365	22,651	94,607	95,000
Gold sold (ounces)	22,260	25,107	23,183	22,843	93,393	91,737
Cash cost ($ per oz sold)	1,399	1,417	1,367	1,133	1,336	1,129
AISC ($ per oz sold)	1,610	1,622	1,532	1,316	1,527	1,291
AISC sales margin (%)	39%	34%	34%	36%	36%	33%
AISC margin ($'000)	22,958	20,972	18,098	17,044	79,072	59,014

Total Segovia Operations Margin ($’000)	58,298	44,065	32,173	28,467	163,003	151,600
Cash Costs
Q4 2024 compared to Q3 2024
Combined cash costs per ounce in Q4 2024 was $1,199, down 5% from $1,257 per ounce in Q3 2024, mainly due to the increase in production from higher tonnes processed and grade. The decrease in cash costs is primarily due a higher proportion of owner-operated mining ounces, which are associated with lower cash cost levels relative to CMP sourced production.
•Owner Mining: $1,042 per ounce, a 4% decrease from Q3 2024.
•CMP: $1,399 per ounce, a 1% decrease from Q3 2024.
2024 compared to 2023
During 2024, cash costs per ounce increased 32% to $1,228 (2023: $928). The increase was primarily due to higher labour, processing, and mining costs, as well as inflationary and currency pressures in Colombia, alongside fluctuations in gold price and lower ounces sold.
•Owner Mining: $1,121 per ounce, a 48% increase, driven by a stronger Colombian peso (COP), higher labour, processing, and mining costs, as well as increased administration and security expenses. While unit costs rose in 2024 due to lower production volumes, this is expected to have a temporary impact.
                                                Page | 11

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
•CMPs: $1,336 per ounce, an 18% increase, driven by higher payments for purchased mill feed linked to higher gold prices in 2024. CMP material purchases rose 18% to $111.7 million in 2024 (2023: $92.3 million).
All-In Sustaining Costs and Margin
Q4 2024 compared to Q3 2024
AISC for Q4 2024 was $1,485 per ounce, down 3.6% from $1,540 per ounce in Q3 2024.
•Owner Mining: AISC decreased 4% to $1,386 per ounce (Q3 2024: $1,451 per ounce), supported by higher production and a higher proportion of owner-operated mining ounces. AISC margin improved 53% to $35.3 million, up from $23.1 million in Q3 2024.
•CMPs: AISC for CMPs was $1,610 per ounce, decreasing from $1,622 per ounce in Q3 2024 primarily due to the decrease in cash costs. CMP sales margin increased 9% to $23.0 million in Q4, up from $21.0 million in Q3. The CMP partnership model maintained attractive margins at 39%, compared to 34% in Q3 2024.
AISC margin for Q4 2024 increased 32% to $58.3 million, compared to $44.1 million in Q3 2024 primarily driven by higher realized gold prices and increased gold sales.
2024 compared to 2023
During 2024, AISC increased 28% to $1,507 per ounce (2023: $1,173 per ounce), primarily due to higher gold prices impacting CMP payments, lower ounces sold, and inflationary cost pressures in Colombia. The increase in royalties and social contributions further contributed to the increase in AISC.
•Owner Mining: AISC increased 38% to $1,486 per ounce (2023: $1,076 per ounce). The AISC margin for 2024 was $83.9 million, which was boosted by higher realized gold prices.
•CMPs: AISC increased 18% to $1,527 per ounce (2023: $1,291 per ounce), driven by higher gold prices. The CMP partnership model had a strong margin of 36% in 2024, remaining within a stable range of 34% to 39% throughout the year and showing an improvement over the 33% margin in 2023.
For the full year 2024, the AISC margin was $163.0 million, an 8% increase, strengthening cash generation to fund the Company's expansionary projects and other capital allocation priorities.
Growth and Expansion
The Segovia processing plant expansion remains on track to increase capacity from 2,000 tpd to 3,000 tpd. Phase 1 was completed in October 2024, with the expanded CMP receiving area commissioned and fully operational. Phase 2 is the installation of a second ball mill and is currently underway, with commissioning scheduled for Q2 2025 and ramp-up to full 3,000 tpd capacity expected by year-end.
Growth and expansion capital expenditures at Segovia totaled $65.3 million in FY 2024, nearly doubling from $33.2 million in FY 2023, reflecting investment in long-term production growth with continued efficiency improvements driving long-term performance
Key expenditures in 2024 included:
•$34.3 million for mine development and equipment purchases.
•$25.2 million for exploration and drilling.
•$3.7 million for tailings storage expansion.
•$1.1 million for human resources information system implementation.

                                                Page | 12

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Operating Performance | Marmato Upper Mine
The Marmato mine is 100% owned by the Company and is located in a historic mining district of Colombia and consists of the currently operating, small scale underground Upper Mine and a 1,000 tpd processing facility that produces doré. The new Lower Mine, located immediately below the Upper Mine, is under construction and will comprise a large scale underground mine and dedicated 4,000 tpd processing plant producing doré. Assessments have recently been completed to expand the processing plant capacity to 5,000 tpd.

	Three months ended,				Year ended,
Operating Information	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2024	December 31, 2023
Tonnes processed (t)	60,484	70,256	61,000	62,421	254,161	253,561
Average gold grade processed (g/t)	3.61	3.06	3.18	3.27	3.28	3.16
Gold recovery (%)	90.7%	89.4%	89.2%	90.2%	89.9%	90.2%
Gold produced (ounces)	5,887	6,115	5,511	5,859	23,372	23,211
Gold sold (ounces)	5,925	5,710	6,103	5,756	23,494	22,857
Gold Revenue ($'000)	15,095	13,840	13,657	11,801	54,393	44,000
Average realized gold price ($/ounce sold)	2,570	2,365	2,272	2,050	2,315	1,903
Gold production
Q4 2024 compared to Q3 2024
Gold production decreased 4% due to lower tonnes processed partially offset by higher average gold grade processed. The reduction in tonnes processed was primarily attributable to maintenance and downtime on equipment in Q4 2024.
2024 compared to 2023
Gold production increased slightly year-over year with an increase in tonnes processed and average gold grade processed, offset by a slight decrease in gold recovery.

Gold Revenue
Q4 2024 compared to Q3 2024
Revenue increased 9% due to higher average realized gold prices and higher gold ounces sold.
2024 compared to 2023
Revenue increased 24% due to the combination of higher average realized gold prices and a slight increase in gold ounces sold for the year.

                                                Page | 13

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Review of Financial Results

	Three months ended,			Year ended,
($’000)	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Revenue	151,076	134,723	124,983	510,604	447,674

Costs and expenses
Cost of sales	(83,189)	(83,243)	(76,580)	(314,759)	(261,766)
Depreciation and depletion	(9,530)	(9,019)	(7,535)	(34,150)	(34,944)
Social contributions	(4,228)	(4,479)	(2,653)	(14,433)	(10,157)
Income from mining operations	54,129	37,982	38,215	147,262	140,807

General and administrative costs	(8,084)	(3,962)	(7,542)	(18,306)	(17,842)
Revaluation of investment in Denarius	—	—	(536)	—	(10,559)
Loss from equity accounting in investees	(13)	(17)	3,667	(2,884)	59
Share-based compensation	483	(2,533)	(2,977)	(5,265)	(5,111)
Other (expense) income	(1,117)	428	1,442	(3,369)	1,473
Income from operations	45,398	31,898	32,269	117,438	108,827

Gain (loss) on financial instruments	6,561	(12,842)	(13,429)	(16,167)	(13,078)
Finance income	1,606	1,351	2,580	6,894	10,783
Finance costs	(21,165)	(6,493)	(6,772)	(40,957)	(29,156)
Foreign exchange gain (loss)	5,112	(311)	(6,685)	12,122	(18,550)
Earnings before income tax	37,512	13,603	7,963	79,330	58,826

Income tax (expense) recovery
Current	(16,987)	(17,280)	(13,937)	(53,577)	(49,226)
Deferred	23	1,450	30	(2,462)	1,819
	(16,964)	(15,830)	(13,907)	(56,039)	(47,407)

Net earnings (loss)	20,548	(2,227)	(5,944)	23,291	11,419

Net income (loss) attributable to:
Owners of the Company	21,686	(2,074)	(5,944)	24,582	11,419
Non-controlling interest	(1,138)	(153)	—	(1,291)	—
	20,548	(2,227)	(5,944)	23,291	11,419

Earnings per share attributable to owners of the Company – basic	0.13	(0.01)	(0.04)	0.16	0.08
Weighted average number of outstanding common shares – basic	170,900,890	169,873,924	137,313,095	157,727,394	136,735,317
Earnings per share attributable to owners of the Company - diluted	0.02	(0.01)	(0.04)	0.14	0.08
Weighted average number of outstanding common shares – diluted	173,046,985	169,873,924	137,313,095	158,691,279	137,062,505

Revenue
Q4 2024 compared to Q3 2024
Revenue increased 12% to $151.1 million in Q4 2024, up from $134.7 million in Q3 2024. The increase was driven by higher realized gold prices, up 7.6%, and stronger gold sales volumes, up 4.8%.
2024 compared to 2023
During 2024, revenue increased 14% to $510.6 million, compared to $447.7 million in 2023. This growth was primarily due to a 23% rise in the average realized gold price to $2,371 per ounce, partially offset by a 6% decline in gold production and sales volumes. Revenue was further supplemented by $6.5 million from silver sales and $4.8 million from lead and zinc concentrate sales.

                                                Page | 14

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Cost and expenses
Cost of Sales
Q4 2024 compared to Q3 2024
Cost of sales remained relatively stable, as higher costs at Segovia, driven by increased purchased mill feed from CMPs, were offset by lower costs at Marmato, where reduced tonnes processed led to lower input costs. Inflationary pressures and foreign exchange fluctuations also contributed to operating cost variations.
2024 compared to 2023
During 2024, cost of sales increased 20%, primarily due to inflationary pressures, higher labour costs, a stronger COP, and increased purchased mill feed from CMPs linked to higher gold prices in 2024. Additional investments in administration, security, and community relations further contributed to the increase.
Depreciation and depletion
Q4 2024 compared to Q3 2024
Depreciation and depletion increased 6% in Q4 2024 as compared to Q3 2024, primarily due higher production at the Segovia Operations. Depletion is recognized on a units-of-production basis over the total mineral reserve base.
2024 compared to 2023
For the year ended December 31, 2024, depreciation and depletion decreased 2% year-over-year, primarily due to lower production and the increase in mineral reserves at the Segovia Operations, effective September 30, 2023. This decrease was partially offset by an increase in the depletable base, resulting from additions to mining interest and property, plant and equipment during the year.
Social contributions
Q4 2024 compared to Q3 2024
In Q4 2024, social contributions decreased 6%, compared to Q3 2024, primarily due to a one-time adjustment that was recorded in Q3 2024 for a cumulative catch up for the first half of 2024.
2024 compared to 2023
For the year ended December 31, 2024, social contributions totaled $14.4 million, a 42% increase from $10.2 million in 2023. This increase was primarily driven by higher average realized gold prices as social contributions are directly linked to gold price, which rose 23% during the year, resulting in a higher effective contribution rate over the period.
Gain on financial instruments
The major components of the gain (loss) on financial instruments for the current and prior periods are outlined below:

	Three months ended,			Year ended,
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Financial Assets
Investment in Denarius	(239)	671	3,024	895	2,662
Denarius convertible debenture	(948)	1,732	—	2,071	—
Denarius warrants	72	1	248	(98)	—
Embedded derivative Senior Notes 2029	(1,760)	—	—	(1,760)	—
Other gain on financial instruments	2	—	(2)	4	(1)
	(2,873)	2,404	3,270	1,112	2,661

Financial Liabilities
Gold Notes	(9,025)	(3,891)	(3,637)	(20,275)	(8,950)
Convertible debenture	—	—	(1,064)	565	(1,032)
Unlisted Warrants	675	(395)	(361)	466	401
Listed Warrants	17,784	(10,960)	(11,637)	1,965	(6,158)
	9,434	(15,246)	(16,699)	(17,279)	(15,739)
Total gain (loss) on financial instruments	$6,561	$(12,842)	$(13,429)	$(16,167)	$(13,078)
                                                Page | 15

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Q4 2024 compared to Q3 2024
Aris Mining holds financial instruments that are recognized at fair value through profit and loss. In Q4 2024, the Company recognized a $6.6 million gain on financial instruments, compared to a $12.8 million loss in Q3 2024. The gain was primarily driven by a 64% decline in the market price of listed warrants, resulting in a decrease in their fair value as a liability on our balance sheet.
This gain was partially offset by a $9.0 million fair-value loss on the Gold Notes, which trade on Cboe Canada Exchange. The valuation of the Gold Notes incorporates credit spreads, risk-free rates, volatility, and gold future prices. The primary driver of the fair-value adjustment in 2024 was the 23% increase in in gold prices year-to-date, which impacted the gold premium component of the Gold Notes.
2024 compared to 2023
During 2024, Aris Mining recognized a $16.2 million loss on financial instruments, compared to a $13.1 million loss in 2023. This was primarily due to a $20.3 million fair-value loss on the Gold Notes, compared to a $9.0 million loss in 2023, partially offset by favourable fair-value movements in listed warrants.
Finance Costs
Q4 2024 compared to Q3 2024
Finance costs increased by $14.7 million in Q4 2024, totaling $21.2 million, compared to $6.5 million in Q3 2024. The increase was primarily due to an $11.5 million loss on the redemption of the Senior Notes 2026 which included a make-whole payment on early redemption, along with higher interest expenses on the newly issued Senior Notes 2029 which are carried at a higher principal balance.
2024 compared to 2023
During 2024, finance costs totaled $41.0 million, up from $29.2 million in 2023. The year over year increase was primarily driven by the $11.5 million loss on the redemption of the Senior Notes 2026 in Q4 2024 and higher interest costs on the Senior Notes 2029 compared to the Senior Notes 2026. This was partially offset by lower financing costs following the settlement of the note payable to Mubadala in Q1 2023.
Foreign exchange gain
Q4 2024 compared to Q3 2024
For the three months ended December 31, 2024, Aris Mining recorded a foreign exchange gain of $5.1 million, compared to a $0.3 million loss in Q3 2024. The gain in Q4 2024 was primarily driven by the weakening of the COP against the USD, affecting the translation of monetary assets and liabilities denominated in currencies other than the entity's functional currencies.
2024 compared to 2023
For the year ended December 31, 2024, Aris Mining recorded a foreign exchange gain of $12.1 million, compared to an $18.6 million loss in 2023. The gain in 2024 was primarily due to the weakening of the COP against the USD, affecting the translation of monetary assets and liabilities denominated in currencies other than the entity's functional currencies.
Non-controlling interest
On June 28, 2024, the Company acquired an additional 31% interest in the Soto Norte Project, bringing its total ownership to 51% (the Soto Norte Transaction). As a result, income (loss) attributed to the non-controlling interest (NCI) has been recognized for Q3 and Q4, 2024, reflecting the share of net loss attributable to the non-controlling interest during this period.

                                                Page | 16

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Acquisition of Additional Interest in the Soto Norte Project
As part of the Soto Norte Transaction, Mubadala received 15.75 million common shares of Aris Mining, representing approximately 9.3% interest as of June 30, 2024. The market value of these shares on the NYSE as of that date was approximately $59.2 million. Additionally, Mubadala is entitled to receive 6 million common shares of Aris Mining upon the receipt of an environmental license for the development of PSN.
This transaction has been accounted for as an asset acquisition under IFRS, with the consideration allocated to the acquired assets and assumed liabilities based on their relative fair values. The shares issued and the contingent shares were recognized in accordance with IFRS 2, Share-based payment, and the value ascribed to the shares was determined with reference to the fair value of the assets acquired and liabilities assumed. The costs incurred by the Company in relation to the PSN acquisition have been capitalized in accordance with applicable accounting standards.

Consideration paid
15,750,000 common shares issued and 6,000,000 contingently issuable common shares of Aris Mining	$180,920
Previously held interest in the Soto Norte Project	108,363
Acquisition costs and project funding	6,085
Total consideration paid	$295,368
Fair value of assets acquired and liabilities assumed
Cash and cash equivalents	$5,251
Prepaid expenses and other receivables	213
Mining interests, plant and equipment	4,790
Exploration and evaluation assets	578,110
Accounts payable and accrued liabilities	(2,511)
Provisions	(1,690)
Deferred revenue	(5,010)
Non-controlling interest	(283,785)
Assets acquired and liabilities assumed	$295,368

                                                Page | 17

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Selected Annual Information

	Year ended,
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022

Revenue ($000s)	510,604	447,674	399,963
Net income (loss) attributable to Owners of the Company	24,582	11,419	(4,858)
Earnings (loss) per share – basic ($)	0.16	0.08	(0.04)
Earnings (loss) per share – diluted ($)	0.14	0.08	(0.25)
Total assets	1,994,504	1,352,871	1,242,120
Total non-current liabilities	776,879	583,023	566,000

Summary of Quarterly Results

	For the three months ended,
Quarterly results	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023

Revenue ($000s)	151,076	134,723	117,185	107,620	124,983	116,469	109,315	96,907
Gold sold (ounces)	56,334	53,769	49,469	51,044	62,083	59,040	54,228	49,158
Segovia Operations AISC ($ per oz sold)[1]	1,485	1,540	1,571	1,434	1,264	1,194	1,111	1,104
Earnings from mine operations ($000s)	54,129	37,982	29,838	25,313	38,215	34,563	34,877	33,152
EBITDA	66,600	27,764	30,791	22,386	19,690	40,179	32,138	20,136
Adjusted EBITDA	55,575	43,039	36,079	28,413	39,650	41,556	39,529	38,647
Net earnings (loss) ($000s)	21,687	(2,074)	5,713	(744)	(5,944)	13,833	9,899	(6,370)
Adjusted earnings (loss) ($000s)	24,659	13,092	12,739	5,361	11,795	14,431	14,872	11,177
Earnings (loss) per share – basic ($)	0.13	(0.01)	0.04	(0.01)	(0.04)	0.10	0.07	(0.05)
Earnings (loss) per share – diluted ($)	0.02	(0.01)	0.04	(0.01)	(0.04)	0.10	0.02	(0.05)
Adjusted earnings per share - basic ($)	0.14	0.08	0.08	0.04	0.09	0.11	0.11	0.04
1.Refer to the Non-GAAP Measures section for a full reconciliation of cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Annual Financial Statements. Comparative AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

Over the last eight quarters, earnings from mine operations have ranged from $25 million to $54 million, supported by gold sales of between 49,000 and 62,000 ounces per quarter. Revenue in Q4 2024 reached $151.1 million, the highest in this period, reflecting stronger gold sales and higher realized gold prices. Adjusted EBITDA has improved throughout 2024, with Q4 2024 reporting $55.6 million, supported by improved operating margins. Net earnings in Q4 2024 were $21.7 million, improving from the prior quarter’s loss, primarily driven by fair value gains on financial instruments and improved operating margins and increased ounces sold.

                                                Page | 18

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Financial Condition, Liquidity and Capital Resources

	Three months ended,				Year ended,
($000's)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2024	December 31, 2023
Gold revenue	$148,381	$131,577	$114,170	$105,190	$499,318	$433,987

Total cash cost[1]	(73,688)	(75,116)	(69,775)	(64,811)	(283,390)	(229,498)
Royalties	(5,748)	(4,849)	(4,204)	(4,092)	(18,893)	(16,745)
Social contributions	(4,228)	(4,479)	(2,271)	(3,455)	(14,433)	(10,157)
Sustaining capital	(6,357)	(6,361)	(7,006)	(7,320)	(27,044)	(30,842)
Lease payments on sustaining capital	(567)	(389)	(364)	(506)	(1,826)	(2,073)
All in sustaining cost (AISC)[1]	(90,588)	(91,194)	(83,620)	(80,184)	(345,586)	(289,315)

AISC margin	57,793	40,383	30,550	25,006	153,732	144,672

Taxes paid[2]	(25,152)	(4,705)	(8,497)	—	(38,354)	(52,433)
General and administration expense[2]	(8,084)	(3,962)	(2,053)	(4,207)	(18,306)	(17,842)
Decrease (increase) in VAT receivable	18,906	(11,429)	(8,345)	(9,090)	(9,958)	7,145
Other changes in working capital	8,650	3,839	(6,844)	(21,039)	(15,394)	(11,477)
Impact of foreign exchange losses on cash balances[2]	(2,699)	(578)	(2,240)	(322)	(5,839)	4,068
After-tax adjusted sustaining margin[3]	49,414	23,548	2,571	(9,652)	65,881	74,133

Expansion and growth capital expenditure[1]
Marmato Lower Mine	(18,998)	(18,135)	(19,143)	(14,865)	(71,141)	(27,814)
Segovia Operations	(21,041)	(16,962)	(16,284)	(11,023)	(65,310)	(33,157)
Marmato Upper Mine	(5,369)	(2,965)	(1,046)	(2,278)	(11,658)	(8,244)
Toroparu Project	(1,719)	(1,970)	(2,079)	(1,939)	(7,707)	(14,929)
PSN	(3,604)	(5,033)	—	—	(8,637)	—
Change in accrued capital expenditures and Other additions	9,204	(6,332)	3,952	3,223	10,047	1,310
Total expansion and growth capital	(41,527)	(51,397)	(34,600)	(26,882)	(154,406)	(82,834)
Financing and other costs[4]
Proceeds from warrant/option exercises[2]	1,427	4,309	16,827	7,671	30,234	2,956
Principal repayment of Gold Notes[2]	(3,695)	(3,694)	(3,695)	(3,694)	(14,778)	(7,388)
Repayment of Senior Notes 2026[2]	(305,157)	—	—	—	(305,157)	—
Net proceeds from Senior Notes 2029[2]	441,294	—	—	—	441,294	—
Precious metal stream deposit received[2]	40,016	—	—	—	40,016	—
Net transaction costs from Soto Norte Acquisition	—	—	(834)	—	(834)	—
Capitalized interest paid[2]	(3,959)	(3,737)	(3,549)	(2,594)	(13,839)	(6,732)
Acquisition of 20% interest in Soto Norte	—	—	—	—	—	(50,000)
Repayment of convertible debenture[2]	—	—	(1,325)	—	(1,325)	(4,725)
Interest (paid) received - net	(5,582)	(10,382)	35	(10,598)	(26,527)	(25,145)
Total financing and other costs	164,344	(13,504)	7,459	(9,215)	149,084	(91,034)

Cash contributions to investment in associate[2]	—	—	(1,270)	(1,376)	(2,646)	(5,105)
Net change in cash[2]	172,231	(41,353)	(25,840)	(47,125)	57,913	(104,839)
Opening cash balance at beginning of period[2]	80,304	121,657	147,497	194,622	194,622	299,461
Closing cash balance at end of period[2]	252,535	80,304	121,657	147,497	252,535	$194,622
1.Refer to the Non-GAAP Measures section for full details on cash costs ($ per oz sold), AISC ($ per oz sold), and additions to mining interests split by nature and site which are on an accrual basis.
2.As presented in the Financial Statements and notes for the respective periods.
3.After-tax adjusted sustaining margin is defined as operating cash flow adjusted for the receipt of the WPMI milestone payment, sustaining capital expenditures and sustaining lease payments.
4.Financing and other costs are defined as financing activities as presented in the Financial Statements adjusted for capitalized interest paid and receipt of the WPMI milestone payment.

                                                Page | 19

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Working capital
The Company believes its liquidity position is strong and with the combination of operating cash flows from the Segovia Operations and the remaining milestone payments from WPMI, there is sufficient cash available to fund operating activities, expansion projects, and strategic initiatives, including the advancement of the Marmato Lower Mine construction, the Segovia expansion, and study work at Soto Norte and Toroparu.
As at December 31, 2024, Aris Mining had a working capital surplus, defined as current assets minus current liabilities, of $216.3 million, up from $143.9 million at December 31 2023, reflecting strong liquidity and financial flexibility. The increase was primarily driven by a 30% year-over-year rise in cash and cash equivalents to $252.5 million. This was supported by the successful issuance of $450 million in Senior Notes, which generated net proceeds of $136.1 million after redeeming the Senior Notes 2026. Additionally, the first $40.0 million construction milestone installment, under the PMPA, from WPMI was received in Q4 2024 to fund the Marmato Lower Mine development, further strengthening the cash position.

After-tax adjusted sustaining margin
Q4 2024 compared to Q3 2024
After-tax adjusted sustaining margin increased from $23.5 million in Q3 2024 to $49.4 million in Q4 2024:
•AISC margin increased 43%, contributing an additional $17.4 million.
•Taxes paid rose $20.4 million primarily due to timing of tax settlements.
•VAT recoveries of $18.9 million as compared to a build up of $11.4 in Q3 2024, of which $18.1 million was subsequently applied to the 2023 corporate income tax settlement in Q4 2024.
•Other working capital movements of $8.7 million in Q4 2024 relates primarily to an increase in accounts payable and accrued liabilities.
2024 compared to 2023
After-tax adjusted sustaining margin declined from $74.1 million in 2023 to $65.9 million in 2024:
•Taxes paid decreased from $52.4 million to $38.4 million, primarily due to timing differences on tax settlements.
•The net movement in VAT receivable contributed a $17.1 million change in working capital as compared to the prior year, reflecting a $7.1 million increase in VAT receivable as at December 31, 2024. This build up was net of $32.3 million in VAT refunds received during 2024.
•Foreign exchange on cash balances moved from a $4.0 million gain in 2023 to a $4.8 million loss in 2024, a $9.9 million unfavourable impact , due to movement in COP.
•Other working capital requirements of $15.4 million for 2024, reflecting higher material purchases, higher mill feed stockpiles and finished goods inventory balances as at December 31, 2024.
Expansion and growth capital
For the full year 2024, total expansion and growth capital expenditures was $154.4 million. These investments were allocated as follows:
•Marmato Lower Mine: $71.1 million to support the ramp-up in development costs.
•Segovia Operations: $65.3 million primarily for additional underground development and advancement of the mill expansion to 3,000 tpd.
•PSN: $8.6 million on project development following the acquisition of an additional 31% interest in the project.

                                                Page | 20

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Total financing and other costs
Q4 2024 compared to Q3 2024
Financing and other activities in Q4 2024 was an inflow of $164.3 million which included:
•$305.2 million outflow for redemption of Senior Notes 2026.
•$441.3 million inflow from net proceeds of Senior Notes 2029 issuance.
•$40.0 million inflow from the WPMI stream deposit, received for the Marmato Lower Mine.
2024 compared to 2023
Financing and other activities in 2024 was an inflow of $149.1 million reflecting:
•Significant financing inflows in Q4 2024 from the Senior Notes 2029 issuance and the WPMI deposit.
•Additional cash inflows from warrant and option exercises.
•Capitalized interest payments related to the Gold-Linked Notes, which partially offset the financing gains.

Off-balance Sheet Arrangements
Aris Mining has no off-balance sheet arrangements.
Transactions with Related Parties
The Company’s related parties include its subsidiaries, affiliates, directors and key management personnel. The Company’s key management personnel consists of executive and non-executive directors and the Company’s executive officers.
Other than normal-course intercompany transactions and compensation in the form of salaries or directors’ fees, and share based payments (options, PSUs, DSUs) there were no related party transactions.
Financial Instruments and Financial Risk Management
The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.
The Company may at times hold financial instruments, derivatives and/or contracts containing embedded derivatives, which are recorded on our consolidated balance sheet at fair value with gains and losses in each period included in other comprehensive income (loss) in the year and profit for the period on our consolidated statements of income and consolidated statements of other comprehensive income, as appropriate. The most significant of these instruments are the Gold Notes.
Aris Mining has Gold Notes that trade on the Cboe Canada Exchange under the symbol “AMNG.NT.U” as described in note 10 of our 2024 annual financial statements. As of December 31, 2024, the outstanding principal value is $43.8 million. The Gold Notes bear interest at 7.5% per annum, payable monthly. In addition to the interest, the Gold Notes pay a gold premium calculated each quarter as the excess of the floor price of $1,400 compared to the London Bullion Market Association Gold Price on the measurement date. The Company has not entered into any instruments to hedge against the market movement of gold, and there is a risk that rising gold prices could result in higher premiums to be paid. However, there is a natural hedge to this risk as rising gold prices result in higher cash flows from increased AISC margins that are available to fund the potential exposure.
Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in Note 15 in our 2024 audited annual consolidated financial statements.
                                                Page | 21

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Contractual Obligations and Commitments
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the undiscounted contractual obligations and commitments which mature over the next five years and beyond, at December 31, 2024:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total

Trade, tax and other payables	$94,517	$—	$—	$—	$94,517
Reclamation and closure costs	2,346	1,329	7,086	18,428	29,189
Lease payments	1,857	1,374	887	1,667	5,785
Gold Notes	34,187	59,494	—	—	93,681
Senior unsecured notes	36,000	108,000	486,000	—	630,000
Other contractual commitments ¹	7,204	—	—	—	7,204
Total	$176,111	$170,197	$493,973	$20,095	$860,376
1.Includes binding commitments for capital and operating purchase obligations that the Company has entered into as at December 31, 2024.

Aris Mining’s current gold and silver production from the Marmato Mine and future production from the Toroparu Project are subject to the terms of streaming agreements with WPMI. In addition, gold and silver production from PSN after the first 5.7 million ounces of gold have been produced is subject to the terms with the PMPA with Mubadala.
In addition, Aris Mining has the obligation to fund Mubadala's 49% share of certain operating costs until the earlier of the receipt of the environmental license for the Soto Norte Project or December 31, 2027.
Liquidity risk
Associated with the contractual obligations and commitments summarized above, the Company manages its liquidity risk by continuously monitoring forecasted cash flow requirements, as well as any requirements that arise by virtue of the financial instruments held by the Company. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at December 31, 2024.
Contingencies
In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions in its financial statements for such claims when considered material and an outflow of resources is considered probable.
The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when it determines there will be a tax liability associated with its filing position.
No such provisions have been recorded by the Company.
Outstanding Share Data
As at the date of this MD&A, the Company has 171.9 million common shares issued and outstanding, 7.9 million shares issuable under stock options and 29.1 million shares issuable under share purchase warrants. As of March 12, 2025, all warrants are in-the-money and would result in cash proceeds of up to C$159.8 million if exercised in full; the outstanding warrants expire on July 29, 2025. A further 6 million common shares are issuable to MDC Industry Holding Company LLC (Mubadala) following receipt of an environmental license to develop PSN.

                                                Page | 22

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Non-GAAP Financial Measures
This MD&A refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under International Financial Reporting Standards (IFRS) and do not have a standardized meaning prescribed by IFRS. The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. The Company discloses these financial measures and ratios because the Company believes that they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS.
Total cash costs
Total cash costs and total cash costs per ounce sold are a non-GAAP financial measure and a non-GAAP ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Total cash costs per ounce sold are calculated by dividing total cash costs by volume of gold ounces sold. Aris Mining believes that, in addition to conventional measures prepared in accordance with IFRS such as cost of sales, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Management has included a secondary total cash cost and total cash cost per ounce measure, that includes the cost of royalties incurred on precious metal shipments from its Segovia Operations. This measure adds back the cost of royalties to total cash cost and is intended to be reflective of the total cash cost associated with operating in Colombia. Adoption of the World Gold Standard methodology is voluntary and other companies may quantify this measure differently because of different underlying principles and policies applied.

                                                Page | 23

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Total cash costs
Reconciliation of total cash costs to the most directly comparable financial measure disclosed in the Financial Statements.

	Three months ended Dec 31, 2024			Three months ended Dec 31, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	50,409	5,925	56,334	55,736	6,347	62,083
Cost of sales[1]	68,078	15,111	83,189	61,993	14,587	76,580
Less: materials and supplies inventory provision	(965)	(225)	(1,190)	(715)	(496)	(1,211)
Less: royalties[1]	(4,342)	(1,406)	(5,748)	(3,434)	(1,097)	(4,531)
Add: by-product revenue[1]	(2,308)	(255)	(2,563)	(2,297)	(268)	(2,565)
Total cash costs	60,463	13,225	73,688	55,547	12,726	68,273
Total cash costs ($ per oz gold sold)	$1,199	$2,232	$1,308	$997	$2,005	$1,100
Total cash cost including royalties	64,805			58,981
Total cash cost including royalties ($ per oz gold sold)	$1,286			$1,058

	Year ended Dec 31, 2024			Year ended Dec 31, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	187,122	23,494	210,616	201,652	22,857	224,509
Cost of sales[1]	254,879	59,880	314,759	213,649	48,117	261,766
Less: materials and supplies inventory provision	(965)	(225)	(1,190)	(715)	(686)	(1,401)
Less: royalties[1]	(13,934)	(4,959)	(18,893)	(12,784)	(3,961)	(16,745)
Add: by-product revenue[1]	(10,153)	(1,133)	(11,286)	(13,081)	(1,118)	(14,199)
Less: other adjustments	—	—	—	—	77	77
Total cash costs	229,827	53,563	283,390	187,069	42,429	229,498
Total cash costs ($ per oz gold sold)	$1,228	$2,280	$1,346	$928	$1,856	$1,022
Total cash cost including royalties	243,761			199,853
Total cash cost including royalties ($ per oz gold sold)	$1,303			$991

	Three months ended Sept 30, 2024			Three months ended June 30, 2024			Three months ended March 31, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	48,059	5,710	53,769	43,366	6,103	49,469	45,288	5,756	51,044
Cost of sales[1]	66,570	16,673	83,243	62,282	14,712	76,994	57,949	13,384	71,333
Less: materials and supplies inventory provision	—	—	—	—	—	—	—	—	—
Less: royalties[1]	(3,506)	(1,343)	(4,849)	(3,078)	(1,126)	(4,204)	(3,008)	(1,084)	(4,092)
Add: by-product revenue[1]	(2,665)	(613)	(3,278)	(2,862)	(153)	(3,015)	(2,318)	(112)	(2,430)
Less: other adjustments	—	—	—	—	—	—	—	—	—
Total cash costs	60,399	14,717	75,116	56,342	13,433	69,775	52,623	12,188	64,811
Total cash costs ($ per oz gold sold)	$1,257			$1,299			$1,162
Total cash cost including royalties	63,905			59,420			55,631
Total cash cost including royalties ($ per oz gold sold)	$1,330			$1,370			$1,228
1.As presented in the Financial Statements and notes thereto for the respective periods.

                                                Page | 24

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Total cash costs
Reconciliation of total cash costs by business unit at the Segovia Operations to the cash costs as disclosed above.

	Three months ended December 31, 2024			Three months ended December 31, 2023
($000s except per ounce amounts)	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia
Total gold sold (ounces)	28,149	22,260	50,409	30,061	25,675	55,736
Cost of sales[1]	34,518	33,560	68,078	31,641	30,353	61,994
Less: materials and supplies provision	(717)	(248)	(965)	(518)	(197)	(715)
Less: royalties[1]	(2,754)	(1,588)	(4,342)	(2,139)	(1,295)	(3,434)
Add: by-product revenue[1]	(1,727)	(581)	(2,308)	(1,703)	(594)	(2,297)
Total cash costs	29,320	31,143	60,463	27,281	28,267	55,548
Total cash costs ($ per oz gold sold)	$1,042	$1,399	$1,199	$908	$1,101	$997
Total cash cost including royalties			64,805			58,982
Total cash cost including royalties ($ per oz gold sold)			$1,286			$1,058

	Year ended December 31, 2024			Year ended December 31, 2023
($000s except per ounce amounts)	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia
Total gold sold (ounces)	93,729	93,393	187,122	109,915	91,737	201,652
Cost of sales[1]	121,450	133,429	254,879	101,612	112,037	213,649
Less: materials and supplies provision	(717)	(248)	(965)	(518)	(197)	(715)
Less: royalties[1]	(8,151)	(5,783)	(13,934)	(8,063)	(4,721)	(12,784)
Add: by-product revenue[1]	(7,540)	(2,613)	(10,153)	(9,508)	(3,574)	(13,082)
Total cash costs	105,042	124,785	229,827	83,524	103,544	187,069
Total cash costs ($ per oz gold sold)	$1,121	$1,336	$1,228	$760	$1,129	$928
Total cash cost including royalties			243,761			199,853
Total cash cost including royalties ($ per oz gold sold)			$1,303			$991

	Three months ended Sept 30, 2024			Three months ended June 30, 2024			Three months ended March 31, 2024
($000s except per ounce amounts)	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia
Total gold sold (ounces)	22,952	25,107	48,059	20,183	23,183	43,366	22,445	22,843	45,288
Cost of sales[1]	28,819	37,751	66,570	28,530	33,752	62,282	30,084	27,865	57,949
Less: materials and supplies provision	—	—	—	—	—	—	—	—	—
Less: royalties[1]	(1,999)	(1,507)	(3,506)	(1,720)	(1,358)	(3,078)	(1,677)	(1,331)	(3,008)
Add: by-product revenue[1]	(2,000)	(665)	(2,665)	(2,151)	(711)	(2,862)	(1,663)	(655)	(2,318)
Total cash costs	24,820	35,579	60,399	24,659	31,683	56,342	26,744	25,879	52,623
Total cash costs ($ per oz gold sold)	$1,081	$1,417	$1,257	$1,222	$1,367	$1,299	$1,191	$1,133	$1,162
Total cash cost including royalties			63,905			59,420			55,631
Total cash cost including royalties ($ per oz gold sold)			$1,330			$1,370			$1,228
1.As presented in the Financial Statements and notes thereto for the respective periods.

                                                Page | 25

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
All-in sustaining costs
AISC and AISC ($ per oz sold) are a non-GAAP financial measure and a non-GAAP ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces sold. The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. This non‐GAAP measure provides investors with transparency to the total period‐attributable AISC of producing an ounce of gold and may aid in the comparison with other gold mining peers. Management uses this metric as an important tool to monitor operating costs. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Reconciliation of all-in sustaining costs to the most directly comparable financial measure disclosed in the Financial Statements.

	Three months ended December 31, 2024			Three months ended December 31, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	50,409	5,925	56,334	55,736	6,347	62,083
Total cash costs	60,463	13,225	73,688	55,547	12,726	68,273
Add: royalties[1]	4,342	1,406	5,748	3,434	1,097	4,531
Add: social programs[1]	4,063	165	4,228	2,501	152	2,653
Add: sustaining capital expenditures	5,426	931	6,357	8,669	2,351	11,020
Add: lease payments on sustaining capital	567	—	567	324	—	324
Total AISC	74,861	15,727	90,588	70,475	16,326	86,801
Total AISC ($ per oz gold sold)	$1,485			$1,264

	Year ended December 31, 2024			Year ended December 31, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	187,122	23,494	210,616	201,652	22,857	224,509
Total cash costs	229,827	53,563	283,390	187,069	42,429	229,498
Add: royalties[1]	13,934	4,959	18,893	12,784	3,961	16,745
Add: social programs[1]	12,766	1,667	14,433	9,573	584	10,157
Add: sustaining capital expenditures	23,569	3,475	27,044	25,136	5,706	30,842
Add: lease payments on sustaining capital	1,826	—	1,826	2,073	—	2,073
Total AISC	281,922	63,664	345,586	236,635	52,680	289,315
Total AISC ($ per oz gold sold)	$1,507			$1,173

	Three months ended Sept 30, 2024			Three months ended June 30, 2024			Three months ended March 31, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	48,059	5,710	53,769	43,366	6,103	49,469	45,288	5,756	51,044
Total cash costs	60,399	14,717	75,116	56,342	13,433	69,775	52,623	12,188	64,811
Add: royalties[1]	3,506	1,343	4,849	3,078	1,126	4,204	3,008	1,084	4,092
Add: social programs[1]	4,294	185	4,479	2,120	151	2,271	2,289	1,166	3,455
Add: sustaining capital expenditures	5,423	938	6,361	6,224	782	7,006	6,496	824	7,320
Add: lease payments on sustaining capital	389	—	389	364	—	364	506	—	506
Total AISC	74,011	17,183	91,194	68,128	15,492	83,620	64,922	15,262	80,184
Total AISC ($ per oz gold sold)	$1,540			$1,571			$1,434
1.As presented in the Financial Statements and notes thereto for the respective periods.

                                                Page | 26

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
All-in sustaining costs
Reconciliation of total AISC by business unit at the Segovia Operations to the AISC as disclosed above.

	Three months ended December 31, 2024			Three months ended December 31, 2023
($000s except per ounce amounts)	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia
Total gold sold (ounces)	28,149	22,260	50,409	30,061	25,675	55,736
Total cash costs	29,320	31,143	60,463	27,281	28,267	55,548
Add: production taxes	2,754	1,588	4,342	2,139	1,295	3,434
Add: social programs[1]	2,558	1,505	4,063	1,558	943	2,501
Add: sustaining capital expenditures	3,819	1,607	5,426	6,770	1,899	8,669
Add: lease payments	567	—	567	324	—	324
Total AISC	39,018	35,843	74,861	38,072	32,404	70,476
Total AISC ($/ounce of gold sold)	$1,386	$1,610	$1,485	$1,266	$1,262	$1,264

	Year ended December 31, 2024			Year ended December 31, 2023
($000s except per ounce amounts)	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia
Total gold sold (ounces)	93,729	93,393	187,122	109,915	91,737	201,652
Total cash costs	105,042	124,785	229,827	83,524	103,544	187,069
Add: production taxes	8,151	5,783	13,934	8,063	4,721	12,784
Add: social programs[1]	7,468	5,298	12,766	6,039	3,534	9,573
Add: sustaining capital expenditures	16,794	6,775	23,569	18,537	6,600	25,137
Add: lease payments	1,826	—	1,826	2,073	—	2,073
Total AISC	139,281	142,641	281,922	118,236	118,400	236,636
Total AISC ($/ounce of gold sold)	$1,486	$1,527	$1,507	$1,076	$1,291	$1,173

	Three months ended Sept 30, 2024			Three months ended June 30, 2024			Three months ended March 31, 2024
($000s except per ounce amounts)	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia
Total gold sold (ounces)	22,952	25,107	48,059	20,183	23,183	43,366	22,445	22,843	45,288
Total cash costs	24,820	35,579	60,399	24,660	31,682	56,342	26,745	25,878	52,623
Add: production taxes	1,999	1,507	3,506	1,720	1,358	3,078	1,677	1,331	3,008
Add: social programs[1]	2,449	1,845	4,294	1,185	935	2,120	1,276	1,013	2,289
Add: sustaining capital expenditures	3,640	1,783	5,423	4,677	1,547	6,224	4,659	1,837	6,496
Add: lease payments	389	—	389	364	—	364	506	—	506
Total AISC	33,297	40,714	74,011	32,606	35,522	68,128	34,863	30,059	64,922
Total AISC ($/ounce of gold sold)	$1,451	$1,622	$1,540	$1,616	$1,532	$1,571	$1,553	$1,316	$1,434
1. As presented in the Financial Statements and notes thereto for the respective periods.

                                                Page | 27

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Additions to mineral interests, plant and equipment
The table below reconciles sustaining and Growth and expansion capital expenditures (also referred to as growth capital, expansion capital and growth and expansion investments) as disclosed in this MD&A to the additions to mining interest, plant, and equipment in the supporting notes to the Financial Statements.

	Three months ended,				Year ended,
($’000)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2024	December 31, 2023
Sustaining capital
Segovia Operations	5,426	5,423	6,224	6,496	23,569	25,136
Marmato Upper Mine	931	938	782	824	3,475	5,706
Total	6,357	6,361	7,006	7,320	27,044	30,842
Growth and expansion capital
Marmato Lower Mine	18,998	18,135	19,143	14,865	71,141	27,814
Segovia Operations	21,041	16,962	16,284	11,023	65,310	33,157
Marmato Upper Mine	5,369	2,965	1,046	2,278	11,658	8,244
PSN	3,604	5,033	—	—	8,637	—
Toroparu Project	1,719	1,970	2,079	1,939	7,707	14,929
Juby Project	34	1	1	3	39	40
Total	50,765	45,066	38,553	30,108	164,492	84,184
Corporate Assets	—	—	3,895	—	3,895	—
Additions to mining interest, plant and equipment[1]	57,122	51,427	49,454	37,428	195,431	115,026
1.As presented in the Financial Statements and notes thereto for the respective periods.

                                                Page | 28

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Adjusted net earnings and adjusted net earnings per share
Adjusted net earnings and adjusted net earnings per share (basic) are a non-GAAP financial measure and non-GAAP ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Adjusted net earnings per share (basic) are calculated by dividing adjusted net earnings by the number of shares outstanding on a basic basis.
Adjusted net earnings and adjusted net earnings per share (basic) are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.
Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and other non-recurring items. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic basis as determined under IFRS. In the table below the Company has provided the reconciliation of adjusted net earnings to the most directly comparable financial measure disclosed in the Annual Financial Statements.

	Three months ended,				Year ended,
($000s except shares amount)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2024	December 31, 2023
Basic weighted average shares outstanding	170,900,890	169,873,924	151,474,859	138,381,653	157,727,394	136,735,317
Net Income attributable to the Company[1]	21,687	(2,074)	5,713	(744)	24,582	11,419
Add back:
Share-based compensation[1]	(483)	2,533	1,373	1,842	5,265	5,111
Revaluation of investment in Denarius[1]	—	—	—	—	—	10,559
Loss (income) from investments in associates[1]	14	17	2,301	552	2,884	(59)
(Gain) loss on financial instruments[1]	(6,561)	12,842	6,144	3,742	16,167	13,078
Loss on redemption of Senior Notes 2026[1]	11,463	—	—	—	11,463	—
Other (income) expense[1]	1,116	(428)	2,681	—	3,369	—
Foreign exchange (gain) loss[1]	(5,113)	311	(7,211)	(109)	(12,122)	18,550
Income tax effect on adjustments	2,536	(109)	1,738	78	4,243	(6,434)
Adjusted net (loss) / earnings	24,659	13,092	12,739	5,361	55,851	52,224
Per share – basic ($/share)	0.14	0.08	0.08	0.04	0.35	0.38
1.As presented in the Financial Statements and notes for the respective periods.
                                                Page | 29

Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Earnings before interest, taxes, depreciation, and amortization (EBITDA) and Adjusted EBITDA
EBITDA and Adjusted EBITDA are Non-GAAP financial measures and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. EBITDA represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization.
EBITDA is then adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and other non-recurring items (Adjusted EBITDA). In the table below the Company has provided the reconciliation of EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Annual Financial Statements.

	Three months ended,				Year ended
($000s)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2024	December 31, 2023
Earnings before tax[1]	37,513	13,603	17,904	10,310	79,330	58,826
Add back:
Depreciation and depletion[1]	9,530	9,019	8,082	7,519	34,150	34,944
Finance income[1]	(1,606)	(1,351)	(1,691)	(2,246)	(6,894)	(10,783)
Interest and accretion[1]	21,165	6,493	6,496	6,803	40,957	29,156
EBITDA	66,602	27,764	30,791	22,386	147,543	112,143
Add back:
Share-based compensation[1]	(483)	2,533	1,373	1,842	5,265	5,111
Revaluation of investment in Denarius[1]	—	—	—	—	—	10,559
Loss (income) from investments in associates[1]	14	17	2,301	552	2,884	(59)
(Gain) loss on financial instruments[1]	(6,561)	12,842	6,144	3,742	16,167	13,078
Other (income) expense[1]	1,116	(428)	2,681	—	3,369	—
Foreign exchange (gain) loss[1]	(5,113)	311	(7,211)	(109)	(12,122)	18,550
Adjusted EBITDA	55,575	43,039	36,079	28,413	163,106	159,382
1.As presented in the Financial Statements and notes for the respective periods.

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Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Accounting matters
Basis for preparation and accounting policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Details of the material accounting policies for significant (or potentially significant) areas that have had an impact (or may have an impact in future periods) on the Company’s financial statements are disclosed in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2024 and 2023.
New accounting standards issued | IAS 1 – Presentation of Financial Statements
The IASB issued an amendment to IAS 1, Presentation of Financial Statements, that clarifies that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments were effective January 1, 2024 and have been applied retrospectively. Under previous IAS 1 requirements, companies classified a liability as current when they did not have an unconditional right to defer settlement for at least 12 months after the reporting date. The IASB removed the requirement for a right to be unconditional and instead now requires that a right to defer settlement must exist at the reporting date and have substance. The amendments therefore resulted in a change in the classification of liabilities that can be settled in an entity's own shares. Previously, counterparty conversion options were not considered when classifying the related liabilities as current or non-current. Subsequent to the application of the amendments, when a liability includes a counterparty conversion option that may be settled by a transfer of an entity's own shares, the Company takes into account the conversion option in classifying the liability as current or non-current. The Company's convertible debentures and warrant liabilities were impacted by the amendments.
Previously, the Company's convertible debentures were recorded as long-term debt and were classified as current when the instrument was maturing within 12 months after the reporting period. However, given the holders of the debenture have the option from issuance to maturity to convert the principal into common shares of the Company, the related liability is classified as current as at January 1, 2023 under the revised policy because the conversion option can be exercised by the holders within 12 months after the reporting period. Similarly, the Company's warrant liabilities were previously classified as non-current and warrants expiring within 12 months after the reporting period were classified as current. Under the revised policy, the warrant liabilities are classified as current as at January 1, 2023 and December 31, 2023 because the warrants can be exercised by the holders at any time subsequent to issuance.

As a result of the adoption of the IAS 1 amendments, the statement of financial position as at January 1, 2023 has been restated, with a reclassification of $13.2 million from non-current portion of long-term debt to current portion of long-term debt, and a reclassification of $21.8 million from non-current portion of warrant liabilities to current portion of warrant liabilities. The statement of financial position as at December 31, 2023 has also been restated, with a reclassification of $11.0 million from non-current portion of warrant liabilities to current portion of warrant liabilities.
There was no impact on the statement of income (loss), statement of other comprehensive income (loss), statement of equity, and statement of cash flows for the year-ended December 31, 2024

Risks and Uncertainties
Exploration, development and mining of precious metals involves numerous inherent risks. As such, Aris Mining is subject to financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although Aris Mining assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated. Readers are encouraged to read and consider the risk factors which are more specifically described under the caption "Risk Factors" in the Company's AIF for the year ended December 31, 2024 dated as of March 12, 2025, which is available on www.aris-mining.com, under the Company's profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.
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Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company's business actually occur, the Company's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be adversely affected. In such circumstances, prices of the Company's securities could decline, and investors could lose all or part of their investment. In addition, such risk factors could cause actual amounts to differ from those described in the forward-looking statements related to the Company.
Disclosure Controls and Procedures and Internal Controls Over Financial Reporting
Internal controls over financial reporting
The Company's management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing adequate internal controls over financial reporting that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In addition, management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing adequate that disclosure controls and procedures have been designed to provide reasonable assurance that all material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation.
As of the end of the period covered by this MD&A and the accompanying financial statements, the Company's management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of its internal control over financial reporting. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that The Company’s internal control over financial reporting was effective as at December 31, 2024. In addition, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures and internal controls over financial reporting were effective as of December 31, 2024.
Changes in internal controls
During the year ended December 31, 2024, there were no changes in the Company's internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.
Limitations of controls and procedures
The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
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Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Qualified Person and Technical Information
Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this Management's Discussion and Analysis.
Unless otherwise indicated, the scientific disclosure and technical information included in this MD&A are based upon information included in the following NI 43-101 compliant technical report:
•"Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project" dated November 23, 2022 with an effective date of September 30, 2022 (the “2022 Marmato Pre-Feasibility Study). The 2022 Marmato Pre-Feasibility Study was prepared by Ben Parsons, MAusIMM (CP), Anton Chan, Peng, Brian Prosser, PE, Joanna Poeck, SME-RM, Eric J. Olin, SME-RM, MAusIMM, Fredy Henriquez, SME, ISRM, David Hoekstra, PE, NCEES, SME-RM, Mark Allan Willow, CEM, SME-RM, Vladimir Ugorets, MMSA, Colleen Crystal, PE, GE, Kevin Gunesch, PE, Tommaso Roberto Raponi, P.Eng, David Bird, PG, SME-RM, and Pamela De Mark, P.Geo., each of whom is a "Qualified Person" as such term is defined in NI 43-101, and with the exception of Pamela De Mark of Aris Mining, are independent of the Company within the meaning of NI 43-101
The technical report listed above is available for download on the Company’s website at www.aris-mining.com and available for review in the Company's filings with the SEC at www.sec.gov and available for download on the Company’s profile on SEDAR+ at www.sedarplus.ca.
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Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Cautionary Note Regarding Forward-looking Statements
Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: "anticipate", "believe", "continue", "estimate", "expect", "future", "goal", "guidance", "intend", "likely", "objective", "opportunity", "plan", "possible", "potential", "probable", "project", "target" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements, include but are not limited to statements with respect to the Company’s targeted production of 450,000 ounces of gold in 2026 at Segovia and Marmato, the timing and results of the updated PSN development plan, including the Company’s intention to present the plan to regulators, receipt of milestone payments under the PMPA, the expected production increases at the Segovia Operations and the Marmato Mine following their expansions and the costs thereof, the plans, benefits, costs and timing pertaining to the expansions at the Segovia Operations and the Marmato Lower Mine, plans pertaining to the Soto Norte Project and the details, timing and costs thereof, plans pertaining to the Toroparu project and the details thereof, the Company’s growth phase and the requirements thereof, the Company’s ability to fund growth projects, the Company’s ability to pay its obligations associated with its financial liabilities, statements made under the heading “2025 Outlook Guidance”, the Company’s anticipated business plans and strategies, financing sources, the WPMI Stream, estimates of future gold production, total cash costs and AISC per ounce sold, critical accounting estimates, recent accounting pronouncements, risks and uncertainties, limitations of controls and procedures and capital and exploration expenditures.
Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings and water management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, costs associated with the decommissioning of the Company’s properties, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks associated with costs, supply chain disruptions, and financial risks due to changes in tariffs, trade policies, international trade disputes, or regulatory shifts, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, , pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities outside of Canada, cyber-security risks, risks associated with operating a joint venture, volatility of the share price, the Company’s obligations as a public company; the ability to pay dividends in the future, as well as those factors discussed in the section entitled "Risk Factors" in the Company's AIF for the year ended December 31, 2024 and dated March 12, 2025 which is available on the Company’s website at www.aris-mining.com, on SEDAR+ at www.sedarplus.ca and on the Company's profile with the SEC at www.sec.gov.

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Management's Discussion and Analysis
Three and twelve months ended December 31, 2024 and 2023
(all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and the Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about the Company’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

                                                Page | 35